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Michael Kaplan Partner

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212-450-4111 tel 212-701-5111 fax michael.kaplan@davispolk.com

September 17, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brigitte Lippmann and Pamela Long

Re:	Artio Global Investors Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed on September 17, 2009 File No. 333-149178

Dear Ms. Lippmann and Ms. Long:

On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 16, 2009 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on August 7, 2008, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on June 23, 2009, Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on August 3, 2009, Amendment No. 6 to the Registration Statement (“Amendment No. 6”) on August 27, 2009 and Amendment No. 7 to the Registration Statement (“Amendment No. 7”) on September 8, 2009. Amendment No. 8 to the Registration Statement (“Amendment No. 8”) has been filed by the Company today.

The Company’s responses are set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item

Brigitte Lippmann and Pamela Long	2	September 17, 2009

contained in the Comment Letter.  For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the Company’s responses.

Exhibit 5 – Legal Opinion

1.
Some of counsel’s assumptions in the second paragraph relating to corporate actions to authorize or issue the shares are too broad. We do not object to counsel’s assumptions that the board has taken action necessary to set the sale price, and that payment and delivery has been made in accordance with the terms of the underwriting agreement. Accordingly, please delete clause (i) and revise clause (iii) to remove the reference to “duly issued.”

Clause (i) of the legal opinion has been deleted and clause (iii) of the legal opinion has been revised to remove the reference to “duly issued”, as requested. In addition, language has been added to the legal opinion to consent to the reference to Davis Polk’s name and confirm the opinion set forth under the caption “Material U.S. Federal Tax Considerations for Non-U.S. Holders of our Class A Common Stock.”

2.
The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

As requested, Davis Polk hereby supplementally confirms that the reference to the General Corporation Law of the State of Delaware in its legal opinion includes the reported judicial decisions interpreting these laws.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours, /s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell
Catherine Clarkin
James Gerkis